Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

02060943

28 February 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
28 February 2002	Announcement to Australian Stock Exchange Bovis Lend Lease Consortium Named Preferred Bidder for UK Hospital PFI Project

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/9

SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2002
WASH, D.C. 155 SECTION

LL0004

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 February 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Two (2) pages

Dear Sir

Re: Stock Exchange Announcement
Bovis Lend Lease Consortium Named Preferred Bidder for U.K. Hospital PFI Project

Bovis Lend Lease through its participation in Catalyst Healthcare, a Private Finance consortium, has been selected as preferred bidder for a £200 million hospital to be built at Romford on the outskirts of London for the Barking, Havering and Redbridge Hospitals NHS Trust.

A copy of the media release is attached.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

MEDIA STATEMENT **28 FEBRUARY 2002**

BOVIS LEND LEASE CONSORTIUM NAMED PREFERRED BIDDER FOR U.K. HOSPITAL PFI PROJECT

Bovis Lend Lease through its participation in Catalyst Healthcare, a Private Finance consortium, has been selected as preferred bidder for a £200 million hospital to be built at Romford on the outskirts of London for the Barking, Havering and Redbridge Hospitals NHS Trust.

Financial close on the deal is expected in June, with the aim of having the hospital fully operational in 2005.

Bovis Lend Lease, lead investor in the consortium, will be responsible for the three-year construction programme and life cycle maintenance of the hospital's plant for a period of 30 years.

This is the fourth PFI funded hospital to be built and managed by Catalyst Healthcare and represents the largest PFI hospital project for the consortium to date. Calderdale Royal Hospital in Halifax, West Yorkshire, opened in spring 2001, the Royal Worcestershire Hospital, in Worcester, opens in March and work is now underway on Hexham Hospital in Northumberland.

Lend Lease Group Chief Executive Officer and Managing Director, David Higgins, said, "Bovis Lend Lease's success in being selected as preferred bidder on this PFI project reflects our continued focus on securing longer term contracts that deliver annuity profit streams."

With over 800 beds, Romford's new hospital is the first of three British Government pilot PFI hospital projects that will see hospital staff such as porters, cleaners and caterers remain in the employment of the NHS, under the management of the PFI provider. Catalyst Healthcare is on a shortlist of two for both of the other pilot hospital schemes as well.

Bovis Lend Lease's partners in the Romford consortium are Sodexho, providing the support services and day-to-day upkeep of the hospital, and equity partner HBoS (Halifax/Bank of Scotland).

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
02 9236 6116

Mary Beth Lally
Lend Lease Corporation
02 9236 6883